UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The First Financial Holdings, Inc. Sharing Thrift Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

First Financial Holdings, Inc.
34 Broad Street
Charleston, SC 29401

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

Years Ended December 31, 2002 and 2001

with

Report of Independent Auditors

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2002 AND 2001

CONTENTS

Page(s)
Report of Independent Auditors	1

Financial Statements for 2002 and 2001:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-13

Supplemental Schedules Supporting 2002 Financial Statements:
Schedule H, Line 4i - Assets Held for Investment Purposes	14
Schedule H, Line 4j - Reportable Transactions	15

MCLAIN, MOISE & ASSOCIATES, PC

Certified Public Accountants	409 King Street, First Floor Charleston, SC 29403 Tel. (843) 577-0414 Fax (843) 577-0428

Report of Independent Auditors

The Trustees and Participants

First Financial Holdings, Inc. Sharing Thrift Plan

We have audited the accompanying statements of net assets available for benefits of First Financial Holdings, Inc. Sharing Thrift Plan (the "Plan") as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MCLAIN, MOISE & ASSOCIATES, PC

June 25, 2003

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
ASSETS
Investments, at fair value:
Mutual funds	$ 15,204,176	$ 16,015,496
Cash on deposit	1,114,496	-
Investments in sponsor Company:
Common stock	21,141,286	22,894,495
Certificates of deposit	5,521,655	3,289,626
Money market and other deposits	367,989	163,011
Participant loans	664,458	460,703
Total Investments	44,014,060	42,823,331

Receivables:
Employer contributions	1,227,744	570,444
Participants' contributions	83,338	-
Brokers, from security sales	-	194,164
Total Receivables	1,311,082	764,608
Total Assets	45,325,142	43,587,939

LIABILITIES
Administration and accounting fees	30,938	-

NET ASSETS AVAILABLE FOR BENEFITS	$ 45,294,204	$ 43,587,939

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2002	2001
Additions to net assets
attributable to:
Investment income:
Net appreciation (depreciation) in fair value
of investments	$ (1,659,631)	$ 3,077,939
Interest and dividends	1,218,529	1,248,707
Total investment income (loss)	(441,102)	4,326,646

Contributions:
Participants	2,066,045	1,800,502
Employer match	1,157,664	939,388
Employer profit sharing	1,576,391	1,286,779
Total contributions	4,800,100	4,026,669
Total additions	4,358,998	8,353,315

Deductions from net assets
attributable to:
Benefits and withdrawals
paid to participants	2,564,930	2,310,679
Administrative fees	87,803	44,361
Total deductions	2,652,733	2,355,040

Net increase (decrease)	1,706,265	5,998,275

Net assets available for benefits:
Beginning of year	43,587,939	37,589,664
End of year	$ 45,294,204	$ 43,587,939

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

Notes to Financial Statements

Years Ended December 31, 2002 and 2001

1.	Description of Plan

The following description of First Financial Holdings, Inc. (Company) Sharing Thrift Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Company is the holding company for First Federal Savings and Loan Association of Charleston, South Carolina (First Federal), First Southeast Investor Services, Inc. (FSIS), and First Southeast Insurance Services, Inc. (Insurance Companies) and various subsidiaries of these entities. Peoples Federal Savings and Loan Association, Conway, South Carolina (Peoples Federal), a former subsidiary, was consolidated into First Federal on August 30, 2002.

The Plan is administered by a Committee of Trustees appointed by the Company's Board of Directors. The Committee contracts with outside service organizations for certain participant account record-keeping, administrative, trust and custodial services.

	A.	General

The Plan is a defined contribution plan consisting of both a tax-deferred 401(k) program and a tax-deferred profit sharing program. The Plan covers all eligible hourly and salaried employees of the Company and its subsidiaries. Employees may begin making tax-deferred contributions on the first entry date following employment. Employees, 21 years of age and older, who have completed a year of service in which they worked at least 1,000 hours are eligible to receive profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

	B.	Contributions

The Plan permited eligible participants to contribute a maximum of 15% of their annual compensation (further limited for highly compensated employees), up to a maximum annual amount of $11,000 ($12,000 for certain participants). Maximum annual participant contributions are determined and adjusted annually by the Internal Revenue Service.

The Company matched part or all of the participant's tax-deferred contributions up to 5% of the participant's defined base compensation and made a profit sharing contribution up to 6% of the participant's defined base compensation. Company contributions were made quarterly. The percentage for the Company's matching and profit sharing contributions was based on the annualized return on equity as of the beginning of the quarter as follows:

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

Notes to Financial Statements

Years Ended December 31, 2002 and 2001
1.	Description of Plan continued
	B.	Contributions continued
			Match and
			Profit Sharing
		Return on Equity	Percentages

		Less than 4%	0%
		4% to less than 8%	25%
		8% to less than 12%	50%
		12% to less than 16%	75%
		16% or more	100%

Separate rates of return on equity for the first and second calendar quarters of 2001 were determined for 1) First Federal, which was applied to the First Federal, First Financial Holdings and FSIS participants, and 2) Peoples Federal, which was applied to the participants of Peoples Federal, and its subsidiaries, and the insurance companies. Beginning July 1, 2001, and continuing through 2002, the Plan was amended to provide for a separate rate of return on equity for the employees of the First Financial Group, consisting of First Financial Holdings, Inc., FSIS and the insurance companies. Beginning the fourth quarter 2002, the Plan was amended to provide for a single combined rate of return on equity for the participants of First Federal and Peoples Federal, as a result of the merger of the Associations.

The Plan currently provides that regardless of the return on equity, each eligible employee will receive a profit sharing contribution equal to at least 1% of their base compensation on an annual basis. However, profit sharing contributions can be changed in amount or suspended at any time.

For purposes of determining employee and Company contributions, compensation was defined as base pay plus commissions, further limited under the Internal Revenue Code for highly compensated participants.

C.	Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are in addition to Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

Notes to Financial Statements

Years Ended December 31, 2002 and 2001

1.	Description of Plan continued
	D.	Vesting

The participant contributions and Company-match contributions are immediately vested. The participants vest in the profit sharing contributions at 10% per year for the first four years and at 20% per year thereafter, until fully vested at seven years, or upon their earlier death, disability or retirement at age 65 or older.

	E.	Investment Options
Upon enrollment in the Plan, participating employees may elect for their contributions and allocated employer profit sharing contributions to be invested in the following funds:
Participant-directed funds:
		-	The Balanced Equity Fund is a managed mutual fund invested in a combination of equity, debt and money market issues. The Fidelity Asset Manager Fund comprises the Balanced Equity Fund.
		-	The Fixed Income Fund consists of investments in certificates of deposit and/or interest-bearing deposit accounts of the sponsor Company.
-

The Stock Fund invests in common stock of First Financial Holdings, Inc. Contributions may be temporarily held in cash or other fixed income funds, if stock is not immediately available for purchase by the Plan. Investments in the Stock Fund are generally not available for transfer to other investment options. Upon a participant attaining 10 years of service and 50 years of age, a one-time transfer is permitted of amounts held in their Stock Fund to other investment funds options. In the event of this transfer, a twelve month waiting period applies for further investments in the Stock Fund.

-

The Growth Equity Fund is an unsegregated diversified managed balanced fund that seeks to provide long-term growth of capital. The Growth Equity Fund was invested in the Fidelity Value Fund and Fidelity Aggressive Growth Fund.

-

The Bond Fund is an unsegregated diversified managed fixed income fund that invests primarily in investment grade bonds and seeks to provide a high level of current income consistent with the maintenance of principal and liquidity. The Bond Fund was invested in the Fidelity Intermediate Bond Fund.

-

The Spartan U.S. Equity Index Fund invests at least 80% of its assets in stocks of companies that compose the Standard & Poor 500 Index (S&P 500 Index). The fund seeks to match the total return of the S&P 500 Index.

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

Notes to Financial Statements

Years Ended December 31, 2002 and 2001

1.	Description of Plan continued
	E.	Investment Options continued
Participant-directed funds continued:
		-	The six Fidelity Freedom Funds are invested in other Fidelity Funds and provide a range of investment options with greater conservatism near retirement age.
Participants were able to change their investment options monthly.
Nonparticipant-directed funds: The Company's matching contributions are invested in common stock of First Financial Holdings, Inc. Prior to 1987, matching contributions were participant directed.
	F.	Loans Receivable from Participants

Participants may borrow from their Plan assets after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 or (2) one-half of the participant's vested account balance. In addition, the amounts invested in the Stock Fund are not available for borrowing.

	G.	Benefits and Withdrawals

On termination of service due to death, disability or retirement, a participant will receive the value of the participant's vested interest in his or her account. A participant is no longer eligible to participate in the Plan after retirement or termination.

A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements and receiving approval of the Plan's Trustees. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

2.	Summary of Accounting Policies
	A.	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

Notes to Financial Statements

Years Ended December 31, 2002 and 2001
2.	Summary of Accounting Policies continued
	B.	Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The First Financial Holdings, Inc. common stock in the Stock Fund is valued at the closing market price on the last business day of the year. Loans receivable from participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
	C.	Payment of Benefits and Withdrawals

Benefits are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

3.	Investments

Plan assets are held in a trust established pursuant to an agreement between the Company, Trustees, who are officers of the Company or Subsidiaries, and Matrix Capital Bank Trust Services (Matrix). The Trustees and Matrix direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants' investment elections and certain other specified limitations. The following presents investments that represent 5% ($2,265,000) or more of the Plan's net assets at December 31, 2002 and 2001:

	December 31,
	2002	2001
Mutual Funds:
Fidelity Asset Manager Fund	$ 4,905,075	$ 5,314,746
Fidelity Value Fund	4,443,366	4,529,416
Total	9,348,441	9,844,162

Investments in sponsor Company instruments:
Common stock	21,141,286	22,894,495
Certificates of deposit	5,521,655	3,289,626
Total	26,662,941	26,184,121
Total investments in excess of 5% of net assets	$ 36,011,382	$ 36,028,283

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

Notes to Financial Statements

Years Ended December 31, 2002 and 2001

3.	Investments continued:
Certificates of deposit at December 31, 2002 consisted of amounts on deposit with the sponsor with interest rates ranging from 2.85% to 6.65%, with original maturities of nine months to five years.
The Plan's investments appreciated (depreciated) in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments
	2002	2001
Mutual funds:
Fidelity Asset Manager Fund	$ (594,894)	$ (454,021)
Fidelity Aggressive Growth Fund	(411,013)	(524,153)
Fidelity Intermediate Bond Fund	45,545	(8,218)
Fidelity Value Fund	(437,441)	454,020
Fidelity Freedom Fund	(1,265)	(1,129)
Fidelity Freedom 2000	(1,599)	(755)
Fidelity Freedom 2010	(47,043)	(35,623)
Fidelity Freedom 2020	(104,978)	(87,146)
Fidelity Freedom 2030	(205,828)	(165,414)
Fidelity Freedom 2040	(7,323)	(236)
Spartan U.S. Equity Index Fund	(529,253)	(290,790)
Total mutual funds	(2,295,092)	(1,113,465)
Common stock of sponsor	635,461	4,191,404
Net appreciation of investments	$ (1,659,631)	$ 3,077,939

Net appreciation (depreciation) amounts represent the total of net realized gains or losses from investment transactions and the net unrealized appreciation (depreciation) in the fair value of investments. The method used in calculating realized gains and losses is based on average net cost. Interest and dividends are excluded from the above amounts.

Interest and dividends include dividends from investments in Company stock, in the amounts of $630,658 and $598,407 for 2002 and 2001, respectively.

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

Notes to Financial Statements

Years Ended December 31, 2002 and 2001

4.	Nonparticipant-Directed Investments
Information about net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2002	2001
Net Assets:
Investments:
Common stock	$10,875,909	$ 10,953,203
Cash	192,033	25,726
Contributions receivable	379,921	226,284
	$11,447,863	$ 11,205,213

	Year ended December 31,
	2002	2001
Changes in Net Assets:
Contributions	$ 1,157,664	$ 939,388
Dividends	292,595	212,118
Net appreciation (depreciation)	258,703	2,034,889
Benefits and withdrawals paid to participants	(1,466,118)	(729,748)
	$ 242,844	$ 2,456,647

5.	Contributions

The Subsidiaries' quarterly return on equity resulted in the following estimated average employer matching contributions (for those participants contributing at least 5%) and employer profit sharing contributions.

	2002	2001
Employer matching contributions:
First Federal	5.00%	5.00%
Peoples Federal	3.75%	2.81%
First Financial Holdings and First Southeast Investors	5.00%	4.69%
Insurance companies	5.00%	3.75%

Employer profit sharing contributions:
First Federal	6.00%	6.00%
Peoples Federal	4.50%	3.38%
First Financial Holdings and First Southeast Investors	6.00%	5.63%
Insurance companies	6.00%	4.50%

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

Notes to Financial Statements

Years Ended December 31, 2002 and 2001

5.	Contributions continued

These estimates represent the multiplication of the average return on beginning equity percentages (in accordance with the schedule in Note 1.B.) times the 5% maximum matching percentage and 6% profit sharing percentage, respectively.

Company contributions receivable were comprised of the following:

	December 31,
	2002	2001
Match:
3rd quarter	$ 83,624	$ -
4th quarter	296,297	226,284

Profit share:
3rd quarter	410,633	-
4th quarter	437,190	344,160
	$ 1,227,744	$ 570,444

The total third quarter 2002 match receivable of $296,624 was funded prior to year end in the amount of $213,000. Contributions for the third quarter 2002 were delayed due to transition of services to a new third party administrator and custodian.

6.	Reconciliation of Financial Statements to 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 and 2000 to Form 5500:

	December 31,
	2002	2001
Net assets available for benefits per the financial
statements	$ 45,294,204	$ 43,587,939
Amounts allocated to withdrawing participants	(117,961)	(201,785)
Net assets available for benefits per the Form 5500	$ 45,176,243	$ 43,386,154

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

Notes to Financial Statements

Years Ended December 31, 2002 and 2001

6.	Reconciliation of Financial Statements to 5500 continued
The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

	Year Ended December 31,
	2002	2001
Benefits paid to participants per the financial statements	$ 2,564,930	$ 2,310,679
Add: Amounts allocated to withdrawing participants
at year end	117,961	201,785
Less: Amounts allocated to withdrawing participants at
beginning of year	(201,785)	(216,330)
Benefits paid to participants per Form 5500	$ 2,481,106	$ 2,296,134

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date.
7.	Related Party Transactions

The Trustees select the investment options available to the participants. Officers of the Company and Matrix initiate transactions to purchase and sell common stock of the Company and purchase and redeem certificates of deposit for the Plan. Common stock transactions are at market value by registered investment brokers.

Expenses incurred in connection with the administration of the Plan are paid by the Plan. Administrative expenses paid by the Plan during 2002 and 2001 were $87,803 and $44,361, respectively.
8.	Tax Status

The Trustees of the Plan adopted an amended and restated Plan as of July 1, 2001. The Plan has received a determination letter dated February 28, 2002 from the Internal Revenue Service stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "IRC"), and is therefore not subject to tax if the Plan continues to operate in conformity with the IRC.

The continued qualification of the Plan is dependent on its effect in operations. The Plan administrator and the Plan's legal counsel believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and that related trust was tax exempt as of the financial statement date.

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

Notes to Financial Statements

Years Ended December 31, 2002 and 2001

9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their 401(k) and profit share accounts.

10.	Subsequent Events

The Plan was amended and restated effective January 1, 2003 to incorporate various requirements of recent regulatory changes, increase participant contributions and adopt certain safe harbor provisions, including to provide for minimum matching contributions for each participant equal to 100% of the first 3% of participant contributions and 50% of the next 2% of participant contributions, up to 5% of the compensation.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Schedule H, Line 4i
Assets Held for Investment Purposes
December 31, 2002

Identity or Issue, Borrower,			Current
Lessor, or Similar Party	Description of Investment		Value

Cash on deposit with:
Matrix Capital Bank Trust Services	Interest-bearing deposits		$ 1,114,496
First Federal (1)	Interest-bearing deposits		367,989
Total cash on deposit			1,482,485

Mutual Funds:
Fidelity Asset Manager Fund	342,887	Units	4,905,075
Fidelity Aggressive Growth Fund	48,316	Units	880,271
Fidelity Intermediate Bond Fund	85,706	U nits	1,185,134
Fidelity Value Fund	87,933	Units	4,443,366
Fidelity Freedom Income	5,145	Units	22,127
Fidelity Freedom 2000	2,916	Units	35,511
Fidelity Freedom 2010	36,198	Units	462,545
Fidelity Freedom 2020	50,513	Units	627,019
Fidelity Freedom 2030	80,310	Units	961,788
Fidelity Freedom 2040	2,730	Units	36,605
Spartan U.S. Equity Index Fund	53,083	Units	1,635,304
Vanguard Money Market	9,431	Units	9,431
Total mutual funds			15,204,176

Certificates of deposit:
First Federal (1)			5,521,655

Common stock:
First Financial Holdings, Inc. (1)	853,850	shares	21,141,286

Total investments on balance sheet			43,349,602

Loans due from participants:
Bearing various interest rates and maturities			664,458

	Total assets held for investment purposes		$ 44,014,060

(1)	Parties-in-interest to the Plan.

See accompanying report of independent auditors.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Schedule H, Line 4j
Reportable Transactions
Year Ended December 31, 2002

			Sales		Net Gain
Identity of Party Involved	Description of Assets	Purchases	Proceeds	Cost(4)	(Loss)(4)

First Federal (1)	Certificates of deposit (2)	$ 3,459,068	$ 1,227,039	$ 1,227,039	-
First Financial Holdings (1)	Common Stock (3)	$ 1,417,946	$ 3,806,616	$ 3,485,060	$ 321,556

(1)	Parties-in-interest to the Plan
(2)	Certificates of deposit transactions include rollovers. Earned interest is included in the cost basis.
(3)	Sales of stock include the fair value of stock distributions.
(4)	Cost basis used is market value at beginning of year.

See accompanying report of independent auditors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Holdings, Inc.
Sharing Thrift Plan

Date: June 27, 2003	By:	/s/ Susan Baham
Susan Baham
Member of The First Financial Holdings, Inc.
Sharing Thrift Plan Trustees